Filed Pursuant to Rule 433 under the Securities Act of 1933

Registration Statement File No. 333-198566

Term Sheet	February 24, 2016

A final base shelf prospectus containing important information relating to the securities described in this document has been filed with the securities regulatory authorities in each of the provinces of Canada. A copy of the final base shelf prospectus, any amendment to the final base shelf prospectus and any applicable shelf prospectus supplement that has been filed, is required to be delivered with this document.

This document does not provide full disclosure of all material facts relating to the securities offered. Investors should read the final base shelf prospectus, any amendment and any applicable shelf prospectus supplement for disclosure of those facts, especially risk factors relating to the securities offered, before making an investment decision.

Treasury Offering of Common Shares

Issuer:	Enbridge Inc. (the “Company”).

Issue:	49,140,000 common shares (the “Common Shares”) of the Company before giving effect to the Over-Allotment Option (the “Offering”).

Gross Proceeds:	C$1,999,998,000 (before giving effect to the Over-Allotment Option).

Price per Common Share:	C$40.70 per Common Share.

Over-Allotment Option:

The Company has granted the Underwriters an option, exercisable at the Price per Common Share at any time until 30 days following the closing of the Offering, to purchase up to an additional 7,371,000 Common Shares to cover over-allotments, if any.

Use of Proceeds:	Proceeds will be used to pay down short term indebtedness pending investment in capital projects.

Issue Type:

Bought underwritten public primary offering, eligible for sale in all provinces of Canada and the United States pursuant to a prospectus supplement to the short form base shelf prospectus dated September 2, 2014. The issue will be registered under the Securities Act of 1933 and offered in the United States pursuant to the Multijurisdictional Disclosure System.

Dividends:

The declaration and payment of dividends are at the discretion of the board of directors of the Company. Dividends are paid on a quarterly basis on or about the first day of March, June, September and December of each year. The first dividend which purchasers under the Offering may receive will be payable on or about June 1, 2016 to shareholders of record on or about May 16, 2016.

Listing:	The Common Shares trade on the Toronto Stock Exchange and the New York Stock Exchange under the symbol “ENB”.

Eligibility:	Eligible under the usual Canadian statutes as well as for RRSPs, RESPs, RRIFs, TFSAs, RDSPs and DPSPs.

Bookrunners:	RBC Capital Markets, Credit Suisse Securities (Canada), Inc., BMO Capital Markets, CIBC Capital Markets, Scotiabank, and TD Securities Inc.

Underwriting Fee:	3.5% of gross proceeds payable upon closing of the offering.

Closing Date:	On or about March 1, 2016.

The Issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. The Issuer has also filed the prospectus relating to the offering with each of the Provincial securities regulatory authorities in Canada. You may get any of these documents for free by visiting EDGAR on the SEC website at www.sec.gov or via SEDAR at www.sedar.com. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it in the U.S. from RBC Capital Markets, LLC, 200 Vesey Street, 8th Floor, New York, NY 10281-8098; Attention: Equity Syndicate; Phone: 877-822-4089; Email: equityprospectus@rbccm.com, or Credit Suisse Securities (USA) LLC, Attention: Prospectus Department, One Madison Avenue, New York, New York, 10010, or by telephone at +1 (800) 221-1037, or by email at newyork.prospectus@credit-suisse.com, or in Canada from RBC Capital Markets, Attn: Simon Yeung, Distribution Centre, RBC Wellington Square, 8th Floor, 180 Wellington St. W., Toronto, Ontario, M5J 0C2 (Phone: 416-842-5349; E-mail: Distribution.RBCDS@rbccm.com) or Credit Suisse, toll-free at 800-221-1037.